UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                     SEC File Number   0-9209
(Check One):                                       CUSIP Number   769135 10 4



|X|Form 10-K and  Form 10-KSB  |_| Form 11-K   |_| Form 20-F. |_| Form 10-Q  and
Form 10-QSB  |_|  Form N-SAR For Period Ended: December 31, 2002
|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
     For the Transition Period Ended:
______________________________________________

          Read attached instruction sheet before preparing form. Please print or type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_______________


                                     PART I
                             REGISTRANT INFORMATION

         Full Name of Registrant   Riverside Group, Inc.

         Former Name if Applicable _____________________________________________
         Address of Principal Executive Office (Street and Number) 7800 Belfort Parkway, Suite 100
         City, State and Zip Code Jacksonville, Florid 32256

                                     PART II
                             RULES 12b-25(b) and (c)

     If the subject  report could not be filed  without  unreasonable  effort or
     expense  and  the  registrant  seeks  relief  pursuant  to   Rule 12b-25(b)
     [&23,047], the following should be completed. (Check box if appropriate)

|X|      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|      (b) The subject annual  report, semi-annual  report, transition  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

|_|      (c) The  accountant's  statement  or  other  exhibit  required  by Rule
             12b-25(c)  has been  attached  if applicable.

     PART III NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

               The Company currently does not have the liquidity available to engage auditors to complete an audit of the Company for the year ended December 31, 2002. The Company is currently in discussions with its creditor regarding receiving the necessary funds. Until an agreement is reached, the Company is unable to meet the requirements to file Form 10K by the prescribed deadline of March 31, 2003.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Catherine J. Gray                           (904) 281-2200
                  (Name)                         (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section-13 or 15(d) of the Securities Exchange Act of 1934 or section-30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             |X| Yes  |_|  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           |_| Yes     |X| No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment "A."

                              Riverside Group, Inc.
                (Name of Registrant as specified in its charter)


         Date     March 31, 2003                      By: /s/ Catherine J. Gray


     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amend-ments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.
         The  form  shall  be  clearly  identified  as an  amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within Dthe timeD period prescribed dueD to Ddifficulties in electronic filing Dshould comply Dwith either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.